Exhibit 95.1

Mine Safety Disclosures Required by the Dodd-Frank Wall Street Reform and Consumer Protection Act

Idaho Power is the parent company of Idaho Energy Resources Co. (IERCo), a joint owner of Bridger Coal Company (BCC), which mines coal at the Bridger Coal Mine and processing facility (Mine) near Rock Springs, Wyoming. IERCo owns a one-third interest in BCC. The Mine is comprised of the Bridger surface operations. Underground operations are no longer conducted. Day-to-day operation and management of coal mining and processing operations at the Mine are conducted through BCC's joint owner. Operation of the Mine is regulated by the Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act). MSHA inspects the Mine on a regular basis and may issue citations, notices, orders, or any combination thereof, when it believes a violation has occurred under the Mine Safety Act. Monetary penalties are assessed by MSHA for citations. The severity and assessment of penalties may be reduced or, in some cases, dismissed through the contest and appeal process. Amounts are reported regardless of whether BCC has challenged or appealed the matter.
The table below summarizes the number of citations, notices, and orders issued, and penalties assessed, by MSHA for the Mine under the indicated provisions of the Mine Safety Act, and other data for the Mine, during the three-month period ended June 30, 2024. Legal actions pending before the Federal Mine Safety and Health Review Commission (FMSHRC) are as of June 30, 2024. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.msha.gov.

Three-month period ended June 30, 2024
(unaudited)
Surface Mine (MSHA ID No. 4800677)
Mine Safety Act Citations and Orders:
Section 104(a) Significant & Substantial Citations (1)	—
Section 104(b) Orders (2)	—
Section 104(d) Citations & Orders (3)	—
Section 107(a) Imminent Danger Orders (4)	—

Total Value of Proposed MSHA Assessments (in thousands)	$—
Legal Actions Pending	—
Legal Actions Issued During Period	—
Legal Actions Closed During Period	—
Number of Fatalities	—
_________________
 (1) For alleged violations of a mandatory mining safety standard or regulation where such violation contributed to a discrete safety hazard and there exists a reasonable likelihood that the hazard will result in an injury or illness and there is a reasonable likelihood that such injury will be of a reasonably serious nature.

(2) For alleged failure to totally abate the subject matter of a Mine Safety Act Section 104(a) citation within the period specified in the citation or as subsequently extended.
(3) For an alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.
(4) The existence of any condition or practice in a coal or other mine that could reasonably be expected to cause death or serious physical harm if normal mining operations were permitted to proceed in the area before such condition or practice is eliminated.

For the three-month period ended June 30, 2024, the Mine did not receive written notice from MSHA of (i) a flagrant violation under Section 110(b)(2) of the Mine Safety Act; (ii) a pattern of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Safety Act; or (iii) the potential to have such a pattern.